UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2018

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On November 19, 2018 Husky Energy Inc. issued a press release advising that operations remain suspended at the SeaRose floating production, storage and offloading vessel with all production wells secure after a period of extreme weather late last week. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: November 19, 2018		GENERAL COUNSEL & SECRETARY

Exhibit A

White Rose Update

Operations remain suspended at the SeaRose floating production, storage and offloading (FPSO) vessel with all production wells secure after a period of extreme weather late last week.

Husky Energy had shut in oil production at the White Rose field Thursday, November 15 due to operational safety concerns resulting from severe weather. A spill occurred on Friday, November 16. A shut-in subsea flowline is believed to be the source.

Husky has deployed a remotely operated underwater vehicle (ROV) to inspect the flowlines and confirm the source of the leak. Since the original spill, no additional oil has been detected at surface.

Observation flights and sea vessel sweeps conducted over the weekend are tracking the original spill and indicate the oil is dispersing. Husky, the Canada-Newfoundland Offshore Petroleum Board and Canadian Coast Guard authorities continue to monitor the oil and impact on wildlife. A wildlife rehabilitation centre has been activated. Five oiled sea birds are confirmed.

The safety of personnel and the protection of the environment remain Husky’s number one priority.

Production from the SeaRose was shut in on November 15, 2018 and remains shut in. Production was approximately 20,000 barrels of oil per day (Husky working interest, before royalties).

Updates will be provided as available.

Investor and Media Inquiries: Leo Villegas, Manager, Investor Relations 403-513-7817 Kim Guttormson, Sr. Media Relations Advisor 403-298-7088